Exhibit 99.1

PRESS RELEASE

FOR IMMEDIATE RELEASE

AerCap Signs $221 Million Airbus A330 Pre-Delivery Payment Funding Facility

Amsterdam, The Netherlands; July 2, 2009 — AerCap Holdings N.V. (“AerCap”, NYSE: AER) today announced that it has signed a $221 million funding facility with HSH Nordbank AG covering the pre-delivery payments for ten new Airbus A330 aircraft.

This funding facility completes AerCap’s remaining pre-delivery payment requirements for its 30 A330 aircraft order. This order was placed in 2006/2007 with deliveries scheduled until 2012.

Keith Helming, Chief Financial Officer of AerCap said: “We are pleased to now have pre- delivery funding in place for all of our committed A330 and A320 purchases. The current transaction further strengthens our relationship with HSH Nordbank who, as one of the major players in aviation financing, has supported AerCap’s business model in the past through pre-delivery funding for our Airbus A320 order, and facilities for the acquisition of a Boeing portfolio in 2008 and for our subsidiary AeroTurbine.

In total, AerCap has accessed over $8 billion of debt financing over the last three years including $4.5 billion raised in the turbulent market environment since the second quarter 2008.”

About AerCap

AerCap is an integrated global aviation company with a leading market position in aircraft and engine leasing, trading and parts sales. AerCap’s portfolio consists of 297 aircraft and 78 engines that are either owned, on order, under contract or letter of intent, or managed. The company also provides aircraft management services and performs aircraft maintenance, repair and overhaul services and aircraft disassemblies. AerCap is headquartered in The Netherlands and has offices in Ireland, the United States, Singapore, China and the United Kingdom.

This press release may contain forward-looking statements that involve risks and uncertainties. In most cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of such terms or similar terminology.  Such forward-looking statements are not guarantees of future performance and involve significant assumptions, risks and uncertainties, and actual results may differ materially from those in the forward-looking statements.

Contact for Media: Frauke Oberdieck +31 20 655 9616 foberdieck@aercap.com	Contact for Investors: Peter Wortel +31 20 655 9658 pwortel@aercap.com